EXHIBIT 21

SUBSIDIARIES OF THE COMPANY (1)

Name	Jurisdiction of Incorporation

Kulicke and Soffa Pte, Limited	Singapore

Orthodyne Electronics Corporation	Delaware

Kulicke and Soffa Global Holdings Corporation	Labuan, Malaysia

Kulicke and Soffa Die Bonding GmbH	Switzerland

Kulicke & Soffa (Asia) Limited	Hong Kong

Kulicke and Soffa (Japan) Ltd.	Japan

Micro-Swiss Limited	Israel

Kulicke and Soffa (Israel) Ltd.	Israel

Kulicke and Soffa (Suzhou) Limited	China

(1)	Certain subsidiaries are omitted; however, such subsidiaries, even if combined into one subsidiary, would not constitute a “significant subsidiary” within the meaning of Regulation S-X.